                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                             SPECIALTY CATALOG CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84748Q-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Jeffrey S. Tullman, Esq.
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 84748Q-10-3                                       Page  2 of 16 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Global Holdings Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
    N/A                                                                   (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              244,655
    EACH           -------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                244,655 (subject to the restrictions contained in a
                        stockholders' agreement more fully described herein)
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 84748Q-10-3                                       Page  3 of 16 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Oracle Investments & Holdings Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
    N/A                                                                   (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              244,656
    EACH           -------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                244,656 (subject to the restrictions contained in a
                        stockholders' agreement more fully described herein)
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 84748Q-10-3                                       Page  4 of 16 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ionic Holdings LDC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
    N/A                                                                   (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              244,655
    EACH           -------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                244,655 (subject to the restrictions contained in a
                        stockholders' agreement more fully described herein)
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 84748Q-10-3                                       Page  5 of 16 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marion Naggar Children's Settlement
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
    N/A                                                                   (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of England and Wales
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              733,966
    EACH           -------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        733,966
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 84748Q-10-3                                       Page  6 of 16 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Abacus (CI) Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
    N/A                                                                   (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of Jersey
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              733,966
    EACH           -------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        733,966
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 84748Q-10-3                                       Page  5 of 16 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Abacus Trustees (Jersey) Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[ ]
    N/A                                                                   (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of Jersey
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              733,966
    EACH           -------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                0
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        733,966
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by First Global Holdings Limited, Oracle Investments & Holdings Limited, Ionic Holdings LDC, Marion Naggar Children's Settlement, Abacus (CI) Limited and Abacus Trustees ( Jersey) Limited, with respect to their beneficial ownership of the Common Stock, par value $0.01 per share ("Common Stock"), of Specialty Catalog Corp., Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the Schedule 13D.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         (i)    Name and Issuer: Specialty Catalog Corp.

         (ii) Address of the Principal Executive Offices of Issuer: 31 Bristol Drive, South Easton, MA 02375.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value (the "Common Stock").

Item 2.  Identity and Background.

         (a) This statement is being filed on behalf of First Global Holdings Limited ("First Global"), Oracle Investments & Holdings Limited ("Oracle"), Ionic Holdings LDC ("Ionic"), Marion Naggar Children's Settlement (the "Trust"), Abacus (CI) Limited, in its capacity as trustee of the Trust and Abacus Trustees (Jersey) Limited, in its capacity as trustee of the Trust (collectively the "Reporting Persons").

         (b)    The address of First Global and Oracle is:
                Geneva Place
                2nd Floor
                Wickham's Cay
                P.O. Box 3339
                Road Town
                Tortola
                British Virgin Islands

                The address of Ionic is:
                Butterfield House
                Fort Street
                Box 219
                George Town, Grand Cayman
                Cayman Islands

                The address of Abacus (CI) Limited, Abacus Trustees (Jersey) Limited and the Trust is:

                La Motte Chambers
                St Helier
                Jersey Channel Islands
                JE1 1BJ

         (c) The Trust was formed for the benefit of Marion Naggar's children. Marian is not a beneficiary or trustee of the Trust. First Global, Oracle and Ionic are investment vehicles for the Trust. Abacus (CI) Limited and Abacus Trustees (Jersey) Limited are the trustees of the Trust.

         (d)(e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Oracle and First Global were organized under the laws of the British Virgin Islands. Ionic was organized under the laws of the Cayman Islands. The Trust was organized under the laws of England and Wales. Abacus (CI) Limited and Abacus Trustees (Jersey) Limited are organized under the laws of Jersey.


Item 4.  Purpose of Transaction.

         As indicated, this filing does not relate to a purchase of the Company's Common Stock. The Reporting Persons have initially held their shares of Common Stock for investment purposes. More recently, as reported on the
Schedule 13D, Golub Associates Incorporated ("GAI") and certain related parties have engaged in discussion with the Company, its management and Board of Directors concerning alternative transactions that could result in a change of ownership or structure of the Company. On December 2, 1999, GAI and the Company entered into a letter agreement (the "Letter Agreement") pursuant to which an entity to be formed by GAI, its affiliates and certain other participants would acquire the Company in a merger or similar transaction (the "Acquisition"), whereby the Issuer's shareholders would receive cash consideration of $5.00 per share upon the consummation of the Acquisition. The Acquisition would result in the Company becoming privately owned, and its Common Stock no longer being publicly traded. The Acquisition is expected to result in substantial changes in the composition of the Board of Directors.

         As first reported on the Schedule 13D, First Global, Oracle and Ionic entered into a stockholders' agreement (the "Stockholders' Agreement") with GAI pursuant to which each of the Reporting Persons has agreed, among other things, to vote its shares of Common Stock in favor of the Acquisition and not to transfer its shares of Common Stock during the term of the Stockholders'

Agreement. Each of Ionic, First Global and Oracle expect to participate with GAI in the Acquisition.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         It is expected that each of Ionic, Oracle and First Holdings will participate with Golub in the Acquisition of the Company, by directly or indirectly contributing a portion of their current ownership interests or the proceeds thereof to the acquiring company, or otherwise obtaining an equity interest the surviving company. The terms and conditions of such arrangements are the subject of ongoing discussions and negotiations.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000

                                            First Global Holdings Limited

                                            By: /s/ William T. Wilson
                                                --------------------------------
                                                Name:  William Thomas Wilson
                                                Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000

                                            Ionic Holdings LDC

                                            By: /s/ William T. Wilson
                                                --------------------------------
                                                Name:  William Thomas Wilson
                                                Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000

                                            Oracle Investments and Holdings
                                              Limited

                                            By: /s/ William T. Wilson
                                                --------------------------------
                                                Name:  William Thomas Wilson
                                                Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000

                                            Marion Naggar Children's Settlement

                                            By: /s/ William T. Wilson
                                                --------------------------------
                                                Name:  William Thomas Wilson
                                                Title: Director
                                                       Abacus (C.I.) Limited
                                                       Abacus Trustees (Jersey)
                                                       Limited Trustees

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000

                                            Abacus Trustees (Jersey) Limited

                                            By: /s/ William T. Wilson
                                                --------------------------------
                                                Name:  William Thomas Wilson
                                                Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2000

                                            Abacus (CI) Limited

                                            By: /s/ William T. Wilson
                                                --------------------------------
                                                Name:  William Thomas Wilson
                                                Title: Director